                                                              EXHIBIT 4(o)(iii)





Filed with Post-Effective Amendment No. 17 to this Registration Statement on Form N-4 on March 1, 1995.

                        (LOGO OF METLIFE APPEARS HERE)

                      METROPOLITAN LIFE INSURANCE COMPANY
               (A Mutual Company Incorporated in New York State)
               One Madison Avenue--New York, New York 10010-3690

                        MULTIFUNDED ANNUITY CERTIFICATE

This certificate is a tax-deferred annuity under Section 403(a) of the Internal Revenue Code. It is a legal contract between you and MetLife that contains your benefits and rights and your beneficiary's rights in an easy to read Question and Answer format. Please read this certificate carefully.
--------------------------------------------------------------------------------
 CERTIFICATE DATE          JUNE 21, 1994

 PARTICIPANT'S NAME        JOHN SMITH

 PLAN                      POHLMANTDA

 CERTIFICATE NUMBER        PPA TDANY

 PARTICIPATING             NO (SEE item 11)
--------------------------------------------------------------------------------

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED
AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE CERTIFICATE DATE ARE: THE METROPOLITAN STOCK INDEX DIVISION; THE FIDELITY GROWTH, OVERSEAS, EQUITY-INCOME, INVESTMENT GRADE BOND, MONEY MARKET
AND ASSET MANAGER DIVISIONS; AND THE CALVERT SOCIALLY RESPONSIBLE AND
ARIEL DIVISIONS. A DESCRIPTION OF EACH OF THESE DIVISIONS IS INCLUDED IN THE PROSPECTUS.

                            10-DAY RIGHT TO EXAMINE
You may return your certificate to us at our designated office or to the person through whom you purchased it within 10 days of the date you receive it. If you return it within the 10 day period, the certificate will be canceled from the Certificate Date. We will return the account balance received on your behalf.



/s/ Joseph A. Reali                      /s/ Ted Athanassiades
Joseph A. Reali                          Ted Athanassiades
Vice-President & Secretary               President & Chief Operating Officer


                                   Cover Page

Form G.4333-11                                                    P78A01 (10/94)

1.   WHAT DO THE BASIC TERMS IN MY CERTIFICATE MEAN?

     "Account Balance" is the entire amount we hold under this certificate for you.

     "Administrator" is your employer or the Plan Administrator of the Plan.

     "Certificate Year" for the first year is measured from the certificate date and continues until the last day of the month in which the anniversary of the certificate date occurs. Each new certificate year begins on the first day of the next month. For example, if the issue date is May 15,1995 and the first certificate year ends May 31, 1996, the second certificate year begins June 1, 1996. The certificate anniversary will be May 15th.

     "Code" means the Internal Revenue Code.

     "Deposit" refers to money received in your certificate whether sent by your employer or under a transfer.

     "Deposit Year" for any deposit, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the anniversary of such receipt occurs. Each new deposit year begins on the first day of the next month (this works much like certificate years, except that deposit years are determined separately for each deposit).

     "Designated Office" is the administrative office servicing your certificate. It is currently the Pension and Savings Center, Metropolitan Life Insurance Company, 1331 17th Street, Denver, Colorado 80202. If we change it, we will tell you.

     "Funding Options" refer to the Metropolitan Series Fund, Inc., the Calvert Socially Responsible Series, the Calvert Ariel Appreciation Portfolio II, and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II. All are either mutual funds or series of mutual funds used only for insurance and annuity contracts such as this one. The Metropolitan Series Fund and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II are divided into portfolios each of which has its own investment objectives.

     "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio or series of the Funding Options, rather than investing directly in stocks, bonds or other investments. Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio or series, reduced by charges under this certificate for services and benefits we provide. The cover page shows the available divisions. We will tell you about any changes.

     "Plan" is the State University of New York defined contribution retirement plan.


Form G.4333-11                          1                          P7802 (10/94)

     "We", "Us", "Our" and "MetLife" refer to Metropolitan Life Insurance
     Company.

     "You", "Your", "Me", "My" or "I" refer to the participant. Your rights under this certificate are nonforfeitable, i.e., your rights cannot be taken away.

2.   WHAT IS THE FIXED INTEREST ACCOUNT AND HOW IS INTEREST CREDITED TO IT?

     The Fixed Interest Account guarantees both your principal and your interest without regard to any investment results. The interest rates are set in advance and are "locked-in" without regard to changing economic conditions.

     Interest on amounts allocated to the Fixed Interest Account will be credited from the date they are received at our designated office or transferred from the Separate Account (see item 3). Interest will be credited on amounts in the Fixed Interest Account until the earliest of:
     (a) payment by us on account of your death (or your spouse's if he or she continues the certificate), (b) the dates the amounts are withdrawn or transferred to the Separate Account, or (c) the date you start to receive income payments.

     Interest rates will be set by us from time to time. The declared rate in effect when an amount is added to the Fixed Interest Account will be credited on that amount from the date it is added until the last day of the certificate year in which it is added.

     Thereafter we will set interest rates for these amounts (and earnings on them) on or before the first day of each certificate year to be credited through the last day of such year.

     We may credit a different interest rate on transfers from other annuity contracts or custodial accounts than we do on other deposits and on transfers from the Separate Account. The rates for new deposits and transfers from the Separate Account may be different than the rates credited on amounts already in the Fixed Interest Account. None of our interest rates will ever be less than 3%.

     The interest rates we declare are "annual effective yields." The actual rates we use on a day-to-day basis are slightly lower, but, if the deposit is left in your certificate for a full year, it will grow by the full amount on the interest rate we declared, because we compound interest daily.

3.   WHAT IS THE SEPARATE ACCOUNT AND HOW DOES IT OPERATE?

     It is MetLife Separate Account E, an investment account we maintain separate from our other assets.

     We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from other contracts of ours.

Form G.4333-11                          2                         P78A03 (10/94)

     The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio or series of the Funding Options. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Funding Options to make. The Funding Options combine assets from the Separate Account as well as other separate accounts of ours, our affiliates and other insurance companies.

     We keep track of each investment division of the Separate Account separately using accumulation units. When you put money into an investment division, we give you accumulation units. When you take money out of the investment division, we reduce the number of your accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the deposit, transfer or withdrawal and dividing it by the value of an accumulation Unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of an accumulation unit is $100, you will get 50 accumulation units.

     Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Funding Options portfolio or series at the end of the valuation period, add any Funding Options dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio or series at the start of the valuation period. Then we subtract a charge not to exceed .000025905 per day (an effective annual rate of .95%) for administrative expenses and mortality and expense risks we assume under the certificate. This calculation results in a factor that we multiply the previous accumulation unit value by in order to determine the new accumulation unit value.

     A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or the Securities and Exchange Commission permits such deferral. We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by law.

     Deposits and transfers to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

     We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any

Form G.4333-11                          3                         P78A04 (10/94)
     changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

     Examples of the changes to the Separate Account that we may make include:

     o To transfer any assets in an investment division to another investment division, or to one or more other separate accounts, or to our general account; or to add, combine, or remove investment divisions in the Separate Account.

     o To substitute, for the Funding Options shares held in any mutual fund or portfolio, the shares of another class of the Metropolitan Series Fund, Inc. or the shares of another funding option or any other investment permitted by law.

     If any changes result in material change in the underlying investments of an investment division to which an amount is allocated under the certificate, we will notify you of the change. You may then make a new choice of investment divisions.

4.   CAN THE PLAN AFFECT THE PROVISIONS OF THIS CERTIFICATE?

     Yes. Since your deposits are made under the Plan, all or some of your rights as described in this certificate are subject to the terms of the Plan. Such rights, for example, may relate to deposits, withdrawals, transfers, the death benefit and income plan options. We may rely on the statements of the Administrator as to the terms of the Plan. We will not be responsible for determining what your Plan says.

5. HOW ARE DEPOSITS ALLOCATED AND HOW MUCH MONEY CAN BE DEPOSITED UNDER MY CERTIFICATE?

     Annuity deposits may be made at any time while you are alive before the date income payments begin. All deposits should be sent to our designated office. Section 415 of the Code limits the annual aggregate amounts that may be deposited in 403(a) certificates. The deposits permitted under this certificate and under all other certificates you have with your employer may not exceed these limitations or the limitations in Sections 402(g) and 457(c)(1) of the Code.

     You choose how deposits are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. You may change your allocation for new deposits by telling us. The change will be made upon receipt, unless you specify a later date, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen).

     The lifetime maximum for all deposits is $500,000. We may either return

Form G.4333.11                          4                         P78A05 (10/94)
     amounts which are above this limit or agree to take them. We may change the maximum by telling you in writing at least 90 days in advance.

     We will not accept any deposits under this certificate while you are withdrawing money under a systematic withdrawal (described below), or after a withdrawal has been made based on termination of employment under item 5
     (ii) below.

6.   CAN MY CERTIFICATE BE CANCELED?

     If we do not receive deposits under your certificate for over 36 consecutive months and the account balance is less than $2,000, we may, if permitted by law, cancel your certificate by paying the full account balance.

7.   CAN I MAKE WITHDRAWALS?

     Subject to any applicable restrictions discussed in item 9, a full or partial withdrawal from the Fixed Interest Account may be made.

     If you tell us of your intention to make a full withdrawal, your Fixed Interest Account is paid annually over four years ("systematic withdrawal") as follows:
     (a) 20% of your Fixed Interest Account upon receipt of the request (reduced by any partial withdrawal/transfer from your Fixed Interest Account made in the same certificate year);
     (b)    25% of your then current Fixed Interest Account one year later;
     (c)    33 1/3% of your then current Fixed Interest Account two years later;
     (d)    50% of your then current Fixed Interest Account three years later;
            and
     (e)    the remainder of your Fixed Interest Account four years later.
     A systematic withdrawal may be canceled at any time, but if this is done any new systematic withdrawal would be paid over a new four year period. You may not make any other withdrawals after a systematic withdrawal has been requested unless the remaining systematic withdrawal is canceled.

     Withdrawals from the Fixed Interest Account, other than to make a systematic withdrawal as described above, are allowed only under the following circumstances:
     (i) Any withdrawal that is required to avoid Federal income tax penalties or to satisfy Federal income tax rules (e.g.,as described in item 9b).
     (ii) Any full withdrawal of your account balance because of separation from service (including separation as a result of death or disability) or retirement pursuant to the Plan's written provisions.
     (iii) A partial withdrawal of up to 20% per certificate year provided such withdrawal is for the purpose of transferring such amount to an Alternate Funding Vehicle approved by the Plan. Only one partial withdrawal may be made in a certificate year.
     Proof of these circumstances satisfactory to us must be given to us if we ask for it.

     When you make a withdrawal from the Fixed Interest Account, we first treat the

Form G.4333-11                          5                         P78A06 (10/94)
     withdrawal as coming from deposits, and then from earnings on such deposits-in each case on a first-in, first-out basis. To determine from what amounts a withdrawal is taken for tax purposes, we will apply tax rules which may be different. A deposit in the Fixed Interest Account includes any transfers from the Separate Account. These are treated as being received as of the date of the transfer.

     As required by law we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this except in an extreme emergency. We would, of course, credit interest during any delay.

     Withdrawals may be made at any time and in any amount from the Separate Account.

     To request a withdrawal, you may contact our designated office. Any withdrawal request must be on a form acceptable to us and signed by you and must clearly state the account (and investment division, if any) from which the withdrawal is to be made. The minimum withdrawal is $500 or your entire account balance, if less.

8.   CAN MONEY BE TRANSFERRED WITHIN THIS CERTIFICATE?

     Yes. An unlimited number of transfers can be made between investment divisions of the Separate Account or from an investment division to the Fixed Interest Account. However, only one transfer per certificate year can be made from the Fixed Interest Account to the Separate Account and only up to 20% of the Fixed Interest Account balance may be transferred. You can make a transfer by telling us.

     If you make a transfer from the Fixed Interest Account, we will determine which deposits and interest to take it from as if it was a withdrawal from the certificate. If you transfer money from the Fixed Interest Account to the Separate Account and then you transfer money from the Separate Account to the Fixed Interest Account within 12 months, this will be treated as a return of the same money (whether or not it really is). Thus, after the transfer into the Fixed Interest Account, it will earn the same interest rate that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new deposit to the Fixed Interest Account and will earn the current interest rate for new deposits.

9.   HOW DO FEDERAL INCOME TAX RULES AFFECT MY CERTIFICATE?

     These rules affect your certificate in several ways:

     (a) Deposits which are not included in your gross income are, of course, not currently taxable. The earnings on these deposits are also tax-deferred,

Form G.4333-11                          6                         P78A07 (10/94)
          as are the earnings on after-tax deposits.

          Employer deposits and the earnings credited to those deposits cannot be withdrawn until you attain age 59 1/2, retire, terminate employment, become disabled as defined in Code Section 72(m)(7), or die. We are required by the Code to prohibit these withdrawals, except as follows. To the extent Federal income tax rules permit we will not restrict transfers on a non-taxable basis to other 403(a) contracts or accounts.

     (b) You must start to receive your account balance no later than April 1 of the calendar year following the calendar year in which you reach age 70 1/2. Payment must be in a lump-sum or over a period not exceeding: (i) your lifetime; (ii) your life expectancy; (iii) the joint lifetimes of you and your beneficiary; or (iv) the joint life expectancy of you and your beneficiary. If your beneficiary is not your spouse and has a longer life expectancy than you, Federal income tax rules may require payment over a shorter period than shown in
          (iii) and (iv) above. Withdrawals must be made in accordance with Code
          Section 401(a) (9) and the regulations thereunder, including Regulation 1.401(a) (9)-2. Any withdrawal or income option under this certificate which is inconsistent with Code Section 401(a) (9) rules and the regulations thereunder, or other Federal income tax rules is not valid.

     (c) In order to preserve the status of your certificate as a 403(a) annuity, we have the right to amend this certificate to make it comply with Federal income tax rules. We will notify you of any amendments and, when required by law, we will obtain the approval of the appropriate regulatory authority.

          We will refund all or part of your account balance, if necessary, to maintain your certificate as a 403(a) annuity. If we make such refunds or payments, we will adjust your account balance accordingly.

10.  MAY I ASSIGN THIS CERTIFICATE, OR USE IT AS COLLATERAL FOR A LOAN?

     No. In order to qualify as a 403(a) annuity, your certificate is not transferable. Your certificate may not be sold, assigned, discounted or pledged as collateral for a loan.

11.  ARE DIVIDENDS PAYABLE UNDER MY CERTIFICATE?

     No, your certificate is nonparticipating and does not share in any distribution of our surplus.

12.  ARE ADMINISTRATIVE FEES DEDUCTED FROM MY CERTIFICATE?

     No. We charge no administrative fees.

Form G.4333-11                          7                         P78A08 (10/94)

13.  HOW CAN I GET INFORMATION ABOUT MY CERTIFICATE AND ITS VALUE?

     At least twice each certificate year (except for the first certificate year), before income payments start, we will send you a statement with details on deposits, values, withdrawals, and other information about your certificate. If you need information at other times, please tell us.

     Any time you have to tell us something (e.g., to request additional information, to make transfers, to change your allocation for new deposits, to make withdrawals), you must send written notice to our designated office unless we have set up some other procedure, such as notice by telephone.

14. CAN METLIFE GUARANTEE ME AN INCOME FOR AS LONG AS I LIVE OR FOR A WIDE CHOICE OF OTHER PERIODS?

     Yes. You can receive income payments guaranteed for life on a monthly, quarterly, semiannual or annual basis. These payments may also be guaranteed for at least five years, but not beyond your life expectancy or the joint life expectancy if there is more than one payee.

     Other income plans which provide payments for a stated amount or a stated number of years are also available to the extent permitted by Federal income tax rules. The amount of each payment under an income plan must be at least $50.

     You may begin receiving income payments at any date you choose after the certificate date if you tell us at least 30 days in advance (subject to the provisions of item 9). We will send you information and the necessary forms to sign, upon receipt of your request at our designated office. Once income payments start, you will not be able to make cash withdrawals or change the choice of income plan.

     We will automatically send you information about income plans when you attain age 70. If you do not choose an income plan, make a full cash withdrawal, or start to receive partial withdrawals in a manner that satisfies the Code by April 1 following the calendar year you attain age 70 1/2, we will automatically start income payments on that date, for your lifetime with a guarantee that payments will be made for at least 10 years.

     If your date of birth is not correct on the application for your certificate, we will adjust the income payments to agree with your correct age. If we have already made any payments that were wrong, we will increase or decrease future payments to pay or recover the difference, plus interest at 6%. We may require that you provide proof of age when income payments are to start. We may also require proof that you are still alive on the due date of each income payment.

Form G.4333-11                          8                         P78A09 (10/94)

15.  WHAT HAPPENS IF I DIE BEFORE INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form we will pay the death benefit (as of the date of settlement) to your beneficiary or permit him or her to select one of our available income plans. If you name no beneficiary (or none is alive when you die), we will pay the contingent beneficiary.

     If you name no contingent beneficiary (or none is alive when you die), we will pay your estate. If your estate or other non-natural person becomes entitled to payment, we will pay the entire death benefit in a lump sum to such person. Payment to more than one beneficiary or more than one contingent beneficiary will be divided equally among them, unless you specify otherwise.

     The entire death benefit under this certificate must be distributed in a single sum by no later than the end of the calendar year which includes the fifth anniversary of your death. If, however, your beneficiary is a natural person, your beneficiary may choose an income plan for life or for a period of years not more than his or her life expectancy. The income payments must begin by the end of the calendar year following your death. If Treasury Regulations allow, we may permit our payments to start later.

     If your beneficiary is your spouse, then your spouse may continue your certificate as participant until the end of the calendar year that you would have reached age 70 1/2. Your spouse cannot make any deposits to the certificate.

     After payments start, we may require proof that the payee is alive on the due date of each income payment.

     The death benefit is the greatest of:
     a. The entire account balance as of the date we receive proof of death and a properly completed claim form, or
     b.   The total deposits made and any partial withdrawals, or
     c. The highest account balance as of the end of the calendar year in which any prior quinquennial (5th, 10th, 15th, etc.) certificate anniversary occurs, less any later partial withdrawals.

16.  WHAT HAPPENS IF I DIE AFTER INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form, income payments will continue to your beneficiary (even if the beneficiary is your spouse) for the balance of the guaranteed period, if any, for the income plan you selected. If the guaranteed period has already ended, no further payments will be made. If your estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we use to set those payments, in a lump-sum to such person.

Form G.4333-11                          9                         P78A10 (10/94)

17.  WHO IS MY BENEFICIARY AND MAY I CHANGE MY BENEFICIARY?

     Your beneficiary is the person or persons you name to receive benefits in the event of your death. You may name a contingent beneficiary who would become the beneficiary if all the beneficiaries die before you do. If no beneficiaries or contingent beneficiaries are named, or if none is alive at your death, we will pay any benefits to your estate. If the consent of your spouse is required, your surviving spouse will be your beneficiary for half of the death benefit unless he or she has given qualified consent otherwise and the remaining half will be paid under the first three sentences of this item 17.

     You may change your beneficiary or contingent beneficiary at any time before income payments start. Ask us for our "Change of Beneficiary" form. The change will take effect as of the date you signed the form, but no change will bind us until it is recorded at our designated office.

     After income payments start, you may change the beneficiary for any future guaranteed income payments. If the payment is being made over two lifetimes and the other person survives you, he or she can change the beneficiary. The name of any person over whose life payment is being made cannot be changed.

18.  HOW ARE INCOME PAYMENTS THAT ARE GUARANTEED FOR LIFE CALCULATED?

     Life income payments are calculated as shown on page 11. As required by law this shows the lowest payments that we could ever make--we expect our actual payments to be higher.

     Actual payments will not be less than those we would provide to a person in the same class under a single payment immediate annuity bought with an equal amount at the time annuity payments start.

19. CAN I ARRANGE FOR A SPECIFIC INCOME PLAN FOR MY BENEFICIARY TO TAKE EFFECT AFTER I DIE?

     Yes. You can choose an income plan for your beneficiary which we will honor at your death, unless you are already receiving income payments at that time.

20.  DOES MY CERTIFICATE CONTAIN ALL THE PROVISIONS THAT AFFECT ME?

     Yes, your certificate and any riders and endorsements included in it make up your entire contract with us. We will never contest the validity of this certificate. Changes in its provisions may only be made in writing by our President, Secretary, or a Vice-President. No provision may be waived or changed by any of our other employees, representatives or agents. Nothing in the group contract under which this certificate was issued takes away or reduces any of your rights under this certificate or under any law that applies to it.

Form G.4333-11                          10                        P78A11 (10/94)

                                TABLE OF VALUES
                    Minimum Fixed Interest Account Balance
                                    AGE 45
               For a certificate without any partial withdrawals
  Basis: $1,000 annual deposit allocated to the Fixed Interest Account at the beginning of each year.
                Values are not proportional for other deposits.

                             TABLE A          TABLE B

         End of              Minimum         Guaranteed
      Certificate        Fixed Interest  Minimum Monthly
         Year               Account      Income at Age 70
                            Balance           Unisex
           1                $1,030.00           $10.26
           2                $2,090.90           $20.22
           3                $3,183.63           $29.89
           4                $4,309.14           $39.28
           5                $5,468.41           $48.40
           6                $6,662.46           $57.25
           7                $7,892.34           $65.84
           8                $9,159.11           $74.18
           9               $10,463.88           $82.28
          10               $11,807.80           $90.14
          11               $13,192.03           $97.78
          12               $14,617.79          $105.19
          13               $16,086.32          $112.38
          14               $17,598.91          $119.37
          15               $19,156.88          $126.15
          16               $20,761.59          $132.74
          17               $22,414.44          $139.13
          18               $24,116.87          $145.34
          19               $25,870.38          $151.36
          20               $27,676.49          $157.22
        Age 60             $19,156.88          $126.15
        Age 65             $27,676.49          $157.22
        Age 70             $37,553.04          $184.01

The guaranteed minimum interest rate used to determine the values shown above is 3%. values during the year will include interest for the completed part of the year.

The guaranteed minimum account withdrawal values shown above equal the comparable minimum Account Balances.

Any value is at least equal to those required by the law of the state where this certificate is delivered. On request, we will provide the method of computation and values for years not shown.

The guaranteed minimum monthly income in Table B is the minimum amount we would pay over your lifetime with a guaranteed payment period of 10 years, if you make no deposits after the year shown and you begin payments at that age. This and other income plans that you may choose are described in item 14. To compute minimum payments we use an interest rate of 3% and the 1983 Individual Mortality Table a (Metropolitan Adjusted).

Form G.4333-11                          11                        P78A12 (10/94)

                                    INDEX

       Subject                               Q&A #(s)           Page(s)
       -------                               --------           -------
Administrative Fees                              12                 7
Assignment                                       10                 7
Beneficiary                                      17                10
Cancellation                                      6                 5
Computation of Values                            18                10
Contract and Authority                           20                10
Death Benefit                                    15, 16          9, 9
Definitions                                       1                 1
Deposits                                          5                 4
Dividends                                        11                 7
Fixed Interest Account                            2                 2
Income Payments                                  14, 19         8, 10
Information We Give You                          13                 8
Plan Provisions                                   4                 3
Separate Account and Investment Divisions         3                 2
Tax Rules                                         9                 6
Transfers                                         8                 6
Withdrawals                                       7                 5


                                     NOTICE

When you write to us, please give us your name, address and certificate number.

Please notify us promptly of any address changes. We will write to you at your last known address.

Checks, drafts or money orders must be drawn to the order of METLIFE. All payments must be made in U.S. currency.


                        MULTIFUNDED ANNUITY CERTIFICATE

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.

                     PLEASE READ THIS CERTIFICATE CAREFULLY

Form G.4333-11                          12                        P78A13 (10/94)